Exhibit (a)(1)(D)

Offer to Purchase for Cash
By

Validus Holdings, Ltd.
of
up to 7,945,400 of its Common Shares
at a Purchase Price of $30.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 8, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

November 8, 2010

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), to act as Dealer Manager in connection with the Company’s offer to purchase for cash up to 7,945,400 of its common shares, which includes voting common shares, par value $0.175 per share (the “Voting Common Shares”) and non-voting common shares, par value $0.175 per share (together with the Voting Common Shares, the “Shares”), at a price of $30.00 per Share, net to the seller, in cash, without interest, but subject to applicable withholding taxes (the “Purchase Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (the “Offer to Purchase”) and in the Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Only Shares properly tendered in the Offer, and not properly withdrawn, will be purchased, upon the terms and subject to the conditions of the Offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if more than the number of Shares the Company seeks are properly tendered and not properly withdrawn. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date. See Sections 1, 3 and 4 of the Offer to Purchase.

On November 4, 2010, the Company entered into separate repurchase agreements (the “Repurchase Agreements”) with funds affiliated with or managed by each of Aquiline Capital Partners LLC, New Mountain Capital, LLC and Vestar Capital Partners, pursuant to which the Company agreed to purchase Shares from such funds at the Purchase Price, for an aggregate purchase price of up to $61,638,000 (the “Share Repurchases”), which repurchases are scheduled to close on the eleventh business day following the expiration of the Offer. The aggregate number of Shares to be repurchased under the Repurchase Agreements will be proportionately reduced in the event that the Company purchases less than 7,945,400 Shares in the Offer, and therefore, each of the funds affiliated with or managed by each of Aquiline Capital Partners LLC, New Mountain Capital, LLC and Vestar Capital Partners will sell and transfer such number of Shares as will result in it holding substantially the same percentage ownership interest in the Company as such fund had immediately prior to the consummation of the Offer. The transactions contemplated by the Repurchase Agreements are conditioned upon the Company purchasing Shares in the Offer in accordance with the Offer to Purchase. If the Offer is fully subscribed, the completion of the Offer and the Share Repurchases will result in the repurchase by the Company of $300.0 million of Shares in the aggregate.

Upon the terms and subject to the conditions of the Offer, if greater than 7,945,400 Shares are properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the following basis: (i) first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares and do not properly withdraw them prior to the Expiration Date; (ii) second, from all other shareholders who properly tender Shares, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased 7,945,400 Shares; and (iii) third, only if necessary to permit the Company to purchase 7,945,400 Shares, from holders who properly tender Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated November 8, 2010;

2. Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering Shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares);

3. Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients’ Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

5. Return envelope addressed to BNY Mellon Shareowner Services, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on December 8, 2010, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Shares to be tendered properly pursuant to the Offer:

•	the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

While the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Dealer Manager, the Information Agent or the Depositary made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares. Your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:
Dowling & Partners Securities, LLC 190 Farmington Avenue Farmington, CT 06032 Call Toll-Free: (888) 602-3240	Georgeson Inc. 199 Water Street, 26th Floor New York, NY 10038 Banks and Brokers Call: (212) 440-9800 All Others Call Toll-Free: (877) 278-9670 Email: validusre@georgeson.com

Very truly yours,

DOWLING & PARTNERS SECURITIES, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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